UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERS

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 001-33983

Sims Metal Management Limited

(Translation of registrant’s name into English)

110 Fifth Avenue, Suite 700

New York, NY 10011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains the following:

Exhibit No.

99.1	Appendix 3Y – Change of Director’s Interest Notice regarding Makoto Paul Sukagawa.

99.2	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement dated February 29, 2012.

99.3	Press release titled “Sims Metal Management And Nyrstar Announce The Successful Completion Of The Sale Of Australian Refined Alloys’ Secondary Lead Producing Facility In Sydney”, dated February 29, 2012.

99.4	Press release titled “Update On Investment In Chiho-Tiande Group”, dated March 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 2, 2012	SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel